UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Liquidmetal Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53634 X 100

(CUSIP Number)

Wynnefield Capital, Inc.
Wynnefield Capital Management LLC
Attn: Nelson Obus
450 Seventh Avenue, Suite 509
New York, New York 10123

Copy to:
Gersten Savage LLP
600 Lexington Avenue
New York, NY 10022
(212) 752-9700 Fax: (212) 980-5192
Attention: David E. Danovitch, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value LP TAX ID #: 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,019,531 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 433,266 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 310,910 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,019,531 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 433,266 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 310,910 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,019,531 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 433,266 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 310,910 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.28%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value LP I TAX ID #: 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,370,294 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 567,372 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 407,143 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,370,294 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 567,372 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 407,143 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,370,294 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 567,372 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 407,143 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.06%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund Ltd. TAX ID #: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. TAX ID #: 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, owned by Wynnefield Small Cap Value Offshore Fund Ltd.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, owned by Wynnefield Small Cap Value Offshore Fund Ltd.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, owned by Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC TAX ID #: 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

2,389,825 shares of common stock, consisting of an aggregate (i) 671,134 shares of Common Stock; (ii) 1,000,638 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 718,053 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

2,389,825 shares of common stock, consisting of an aggregate (i) 671,134 shares of Common Stock; (ii) 1,000,638 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 718,053 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,389,825 shares of common stock, consisting of an aggregate (i) 671,134 shares of Common Stock; (ii) 1,000,638 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 718,053 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.34%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8
SHARED VOTING POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

	9	SOLE DISPOSITIVE POWER 0
	10
SHARED DISPOSITIVE POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8
SHARED VOTING POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

	9	SOLE DISPOSITIVE POWER 0
	10
SHARED DISPOSITIVE POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%
14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 3
TO
SCHEDULE 13D

This Amendment No. 3 amends certain of the information contained in the Statement on Schedule 13D, as amended on September 18, 2008 and September 30, 2008 (the “Schedule 13D”), filed by the parties named above (collectively, the “Wynnefield Reporting Persons”). Certain information in the Schedule 13D which has not changed since the filing thereof is not restated herein. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transaction.

On October 10, 2008, Wynnefield Capital, Inc. sent the Board of Directors of the Issuer a letter expressing its dissatisfaction with recent events and the Board’s failure to meet its responsibility to the Issuer’s shareholders to oversee the Issuer’s operations, assure the Issuer is being run properly, and grow and protect shareholder value. In the letter, Wynnefield Capital, Inc. demanded that the Board convene a Special Committee, composed of independent Board members, to evaluate all options available to address the capital needs of the Issuer. Wynnefield Capital, Inc. also demanded the immediate appointment of one of its nominees to the Board.

A copy of the letter is attached hereto as Exhibit A.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Letter to the Issuer dated October 10, 2008.

Exhibit B	Joint Filing Agreement dated as of October 10, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2008	WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

	By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

	By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

	By:	Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

	By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually

EXHIBIT A

[Wynnefield Capital, Inc. letterhead]

October 10, 2008

VIA FACSIMILE & FEDERAL EXPRESS

The Board of Directors
Liquidmetal Technologies, Inc.
30452 Esperanza
Rancho Santa Marguerita, CA 90268
ATTN: John Kang
              Chairman of the Board

Dear Sirs:

            As a long-term shareholder and noteholder in Liquidmetal Technologies, Inc. (the “Company”), we have become increasingly disturbed by the recent events that strongly suggest that the Board has failed in its responsibility to the Company’s shareholders to oversee the Company’s operations, assure the Company is being run properly, and to grow and protect shareholder value.

            The capital needs of the business have been repeatedly underestimated, thus requiring the Company to continuously approach the Capital Markets as a source of funding. Due to the current state of the Capital Markets and the Company’s inability to meet projections, the Company has now found itself unable to satisfy the contractual terms of the January 2010 Notes.

            On the Board’s watch, the Company’s cash position has been depleted to dangerous levels; furthermore, the Company is not generating sufficient cash flow from existing and potential partnership arrangements.  In spite of this perfect storm of mismanagement, it nevertheless appears determined not to restructure existing notes, which we believe are in default, in order to provide the Company with badly needed time to execute on its business plan. The Board has become derelict in its fiduciary duties to protect the interests of the Company and to act in the best interest of its shareholders.

            We demand that the Board constitute a Special Committee, composed of independent board members, to evaluate all options available to address the capital needs of the Company, which may include selling all or parts of the Company.

            Furthermore, since it is apparent that the current Board is either incapable or unwilling to fulfill its obligations to the Company’s shareholders, we call upon the Board to immediately appoint one well-qualified Wynnefield nominee to the Board. We believe only in this manner will the interest of all shareholders be protected.

            We welcome the opportunity to discuss our proposal with the Board. However, do not underestimate our intention or resolve. We are prepared to consider all of our options in the event that our concerns and proposals are not appropriately addressed.

.

Very truly yours,

By:       /s/ Dwight Mamanteo

Dwight Mamanteo

EXHIBIT B

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 10th day of October, 2008, by and among Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management LLC, Wynnefield Capital Inc., Nelson Obus and Joshua Landes.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Liquidmetal Technologies, Inc. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually